

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 19, 2016

Kevin A. Richardson, II
Acting Chief Executive Officer
SANUWAVE Health, Inc.
3360 Martin Farm Road, Suite 100
Suwanee, Georgia 30024

> **Re:** **SANUWAVE Health, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 5, 2016**
> **File No. 333-213774**

Dear Mr. Richardson:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1.   We note your reference to other registration statements in the paragraph following the footnotes to your fee table. Please provide us a table that shows clearly which of each selling security holder's offered securities mentioned in your disclosure beginning on page 20 were registered for sale on each of the registration statements mentioned in that paragraph, and which are registered for sale by this registration statement. Ensure that the figures in the table that you provide in response to this comment are clearly reconcilable to the Selling Stockholders' section of this prospectus, the prospectus in each of the relevant prior registration statements, the numbers in the fee table of this registration statement, and the numbers in the paragraph following the footnotes to your fee table in this registration statement.

Where You Can Find More Information, page 62

2.   If you are eligible and elect to incorporate information by reference pursuant to General Instruction VII of Form S-1, please specifically identify in your "incorporation by reference" disclosure in this prospectus each report filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2015. See Form S-1 Item 12(a)(2).

Exhibit 23.1

3.   We note that the audit report on page F-19 of the prospectus is dated March 30, 2016, but the consent filed as Exhibit 23.1 refers to a report dated September 30, 2016. Please file a consent that references the report that has been included and incorporated in the prospectus.

        Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Office of Electronics and Machinery

cc: John C. Ethridge, Jr., Esq.
        Smith, Gambrell & Russell, LLP